

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Elizabeth Lacy
General Counsel and Corporate Secretary
Pardes Biosciences, Inc.
2173 Salk Avenue, Suite 250
PMB#052
Carlsbad, CA 92008

> **Re: Pardes Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2023**
> **File No. 333-269192**

Dear Elizabeth Lacy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Hitchcock